FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)**

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT   _____
    Items and/or Exhibits Supplemented:

_____   ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

    Moody's Investors Service, Inc.
_____

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

    N/A
_____

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

    N/A
_____

    C. Address of your principal office (do not use a P.O. Box):

250 Greenwich Street	New York	NY	10007
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:

N/A			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

James Bodovitz		MD-DCO Americas / Global Coordination
(Name and Title)		

250 Greenwich Street	New York	NY	10007
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/31/2022	Moody's Investors Service, Inc.
(Date)	(Name of the Applicant/NRSRO)

By: _____ /s/ Michael West _____   Michael West, President-Moody's Investors Service, Inc.

            (Signature)   (Print Name and Title)

2. **A.** Your legal status:

☑ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other (specify) _____

B. Month and day of your fiscal year end: **12/31** _____

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: **Delaware, USA** _____   Date of formation: **5/10/68** _____

3. Your credit rating affiliates (See Instructions):

Item 3 is attached and made a part of this Form NRSRO
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

James Bodovitz	MD-DCO Americas/Global Coordination
(Name and Title)	

250 Greenwich Street	New York	NY	10007
(Number and Street)	(City)	(State/Country)	(Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

Form NRSRO and Exhibits 1 through 9 will be publicly available, free of charge, on the

Regulatory Affairs page of our website, www.moodys.com.

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	✔	34,003	1919
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	✔	2,624	1919
corporate issuers	✔	33,203	1909
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	✔	50,815	1983
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	✔	562,211	1914

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

All public credit ratings are available free of charge, generally through press releases and on issuer landing pages on our website, www.moodys.com.

---

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☑	☐
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑   Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑   Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑   Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑   Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑   Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑   Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑   Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑   Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑   Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

Moody's Investors Service, Inc.

Date

3/31/2022

Check Item being responded to:

☐ Item 8A

☑ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

Moody's Investors Service, Inc.

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Please refer to Disclosure Reporting Page Appendix

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Moody's Investors Service ("MIS")

Item 3

Credit Rating Affiliates

Moody's Investors Service Limited One Canada Square Canary Wharf London, E14 5FA, United Kingdom	MIS Brazil Serviços Técnicos Ltda. Avenida Nações Unidas, 12.551 16th Floor, Room 1601, Office A São Paulo, SP 04578-903, Brazil
Moody's Investors Service Hong Kong Limited 24/F, One Pacific Place, 88 Queensway, Admiralty, Hong Kong, People's Republic of China	MIS Argentina S.A. Ingeniero Butty 240 16th Floor Ciudad Autónoma de Buenos Aires, Argentina 1001AFB
Moody's de México S.A. de C.V., I.C.V. Ave. Paseo de las Palmas No. 405 - 502 Lomas de Chapultepec 11000 Alcaldia Miguel Hidalgo Ciudad de México, México	Moody's Deutschland GmbH An der Welle 5 Frankfurt am Main, 60322, Germany
Moody's Investors Service España, S.A. Calle Principe de Vergara, 131, 6 Planta Madrid, 28002, Spain	Moody's Investors Service Pty Limited Level 10, 1 O'Connell Street Sydney, NSW 2000, Australia
Moody's France S.A.S. 96 Boulevard Haussmann 74-80 rue d'Anjou Paris, 75008, France	Moody's Italia S.r.l. Corso di Porta Romana 68 Milan, 20122, Italy
Moody's Canada Inc. 70 York Street Suite 1400 Toronto, Ontario M5J 1S9 Canada	Moody's (Japan) K.K. Atago Green Hills Mori Tower 20Fl 2-5-1 Atago, Minato-ku Tokyo 105-6220, Japan
Moody's Investors Service South Africa (Pty) Limited Regus at Nelson Mandela Square 2nd Floor, West Tower Maude Street Sandton 2196 Gauteng South Africa	Moody's Investors Service Singapore Pte. Ltd. Registered Office Address: 137 Telok Ayer Street #08-01 Singapore 068602 Principal Place of Business: 50 Raffles Place #23-06, Singapore Land Tower, Singapore 048623
Moody's Investors Service Middle East Limited Office 303, 304, Gate Precinct Building 3, Level 3, Dubai International Financial Centre Street, PO Box 506845, Dubai UAE	Moody's Investors Service Cyprus Limited Porto Bello Building 1 Siafi Street, 3042 Limassol P.O. Box 53205 CY-3301 Limassol Cyprus
Moody's Investors Service (Nordics) AB Norrlandsgatan 20, 111 43 Stockholm, Sweden	

Moody's Investors Service ("MIS")

Item 8 Supplement

In the United States, MIS conducts background checks through a third-party vendor in connection with hiring employees. These checks include a limited criminal record search and may also include verification of prior employment and education. We also conduct criminal record checks for employees hired outside of the United States except in jurisdictions where we are prohibited from doing so. In certain circumstances MIS may hire an individual despite the fact that he/she has been convicted of a crime in the past because MIS believes that the offense is not relevant to the individual's employment, is not of a serious enough nature to preclude his/her employment, and/or occurred enough in the past so as not to be relevant. For these reasons, among others, we cannot say with certainty that no person employed by MIS has been convicted of a crime or committed an act or offense enumerated in Section 15(b)(4) of the Securities Exchange Act of 1934 or other offense punishable by imprisonment for one or more years, or of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of our initial application for NRSRO registration, or at any time thereafter.

Please note, when responding to Item 8 (A)-(C), we have interpreted "any person within the Applicant/NRSRO" to include only persons currently employed by the Applicant.

Moody's Investors Service ("MIS")

Disclosure Reporting Page Appendix

On April 10, 2001, MIS agreed to a settlement with the Antitrust Division of the U.S. Department of Justice arising from an incident in 1996 involving the destruction of documents. Under the terms of the settlement, MIS pleaded guilty to one count of obstruction of justice in violation of 18 U.S.C. § 1505 and agreed to pay a fine of $195,000. The settlement and guilty plea arose out of an isolated incident in March 1996 in which an employee destroyed some copies of documents called for under a Civil Investigative Demand served on MIS by the Antitrust Division in connection with a civil investigation into alleged anticompetitive practices in the credit rating industry. The Antitrust Division ultimately closed the civil investigation in 1999 without taking any action against MIS.

Moody's Investors Service ("MIS")

List of Material Changes to Form NRSRO
Pursuant to Form NRSRO Instruction F

There have been no material changes made to information or documents comprising part of the NRSRO's Form NRSRO since the Annual Certification as of December 31, 2020, however, data has been updated through December 31, 2021 and other documents have been updated, as appropriate, to reflect changes made in the ordinary course of business.